China Education Resources Inc.
1118 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia
Canada  V6C 3L2

July 27, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Judiciary Plaza

Washington, D.C.  20549

Attn:  Joshua Ravitz

Re:

China Education Resources Inc.

Withdrawal Request related to the Registration Statement on Form 20-F

Filed on May 31, 2007 (SEC File No. 000-50899)

Ladies and Gentlemen:

China Education Resources Inc. (the “Registrant”) hereby requests withdrawal of its registration statement on Form 20-F (SEC File No. 000-50899) filed with the Securities and Exchange Commission on May 31, 2007.

Please contact Kenneth Sam at Dorsey & Whitney LLP, counsel to the Registrant, at 303-629-3445 with any questions.

Very truly yours,

China Education Resources Inc.

/s/ Ron Shon

Ron Shon, President

cc:  Kenneth G. Sam – Dorsey & Whitney LLP